Exhibit 99.1

MEDIA RELEASE

Besra general operational and financing update

Toronto, Canada: 9 May 2014 - Besra (TSX:BEZ) (ASX:BEZ) (Frankfurt:OP6) advises that discussions are ongoing with Euro Pacific Capital Inc as the investor representative of note holders concerning the current default and a possible restructuring and/or extension of convertible notes. The cure period as set out in the notice to cure Euro Pacific delivered to the Company (see press release dated 9 April 2014) expired on 7 May 2014 and the Company was unable to cure the default. The Company has not received notice of any legal action nor is not aware of any pending legal action in this respect.

Furthermore, it is in negotiations with four separate parties that have completed or are significantly advanced with due diligence on a variety of financing approaches.  One proposal has been received with others expected imminently.   No assurances can be given that the financing will proceed on terms acceptable to the Company, or at all.  Financing would be subject to all necessary regulatory approvals including the Toronto Stock Exchange.

If a binding commitment for a fundraising is not entered into in the next month, the Directors will consider suspending operations until such a commitment is obtained. The Directors may also consider a formal restructuring of the Company under applicable insolvency legislation.

The Toronto Stock Exchange has advised Besra that it is reviewing the common shares of the Company with respect to meeting the continued listing requirements.  The Company has been granted 30 days in which to regain compliance with pricing, liquidity and disclosure requirements, pursuant to the Remedial Review Process.

In Vietnam, the company is expecting to shortly receive formal approval from the Quang Nam taxation department for a two year deferral of Bong Mieu tax payments, owing to hardship caused by typhoon damage late last year. A similar separate application has also been made on behalf of Phuoc Son, although a response on that matter is expected at a later date.

Dewatering of the flooded mine at its Bong Mieu operations began in March, immediately after the road repairs were finished. To date approximately 75% of the volume and approximately 50% of the height of the flood has been pumped out. Mining should recommence in the next two weeks with the plant expected to be back in operation by the end of May.

Company representatives are meeting with its insurer’s loss adjusters in Ho Chi Minh City next week to pursue its property loss and business interruption claim resulting from said typhoon damage. The claim was filed for loss in excess of $4 million but there can be no assurance that this amount, nor any amount, will ultimately be received.

A full update on financial and operational performance will be issued to the markets next week in the form of the Company’s Q3 2014.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com